

Mail Stop 7010

March 19, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
105 North 31st Ave., Suite 103
Omaha, Nebraska 68131

      RE: Form 10-K for the fiscal year ended November 30, 2007
              File No. 1-32924

Dear Mr. Peters:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2007

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis

Overview

Superior plant, page 33

2. You state that you believe you have sufficient funds available to complete the
    construction and commence operations of the Superior plant. You disclose the
    projected cost of this plant to be $95.7 million. In your discussion of liquidity and
    capital resources on page 38, you disclose that you have $11.9 million in cash and
    equivalents and $31.6 million available under committed loan agreements. In light of
    your current contractual obligations, please expand your disclosure to address how
    you determined you have sufficient funds available to complete the construction of
    the Superior plant and commence operations.

Liquidity and Capital Resources

Contractual Obligations, page 42

3. Please separately present estimated interest payments on your debt. Please also
    disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

4. Please tell us how you determined it was appropriate to reflect the payment of utility
    services deposits as cash flows from investing activities instead of cash flows from
    operating activities in accordance with paragraphs 15 through 17 of SFAS 95. Your
    response should explain the terms of the deposit, including whether the deposit is
    refundable as well as whether this deposit will be applied to amounts owed for future
    usage of utility services.

Note 1. Description of Business and Summary of Significant Accounting Policies, page
F-9

General

5. Please disclose the types of expenses that you include in the cost of goods sold line
    item and the types of expenses that you include in the operating expenses line item.
    Please also disclose whether you include inbound freight charges, purchasing and
    receiving costs, inspection costs, warehousing costs, internal transfer costs, and the
    other costs of your distribution network in the cost of revenues line item. With the

exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

Recoverable Rail Line Costs, page F-11

6. You recorded an asset of $3.5 million at November 30, 2006 and November 30, 2007 for recoverable rail line costs. Please help us understand how you determined it was appropriate to capitalize the $3.5 million paid for renovation costs instead of recording as an expense in the period paid. Your disclosures indicate that the provision for reimbursement is contingent on sufficient rail cars being placed on the rail line. Please tell us whether the terms of this contingency have been met as well as whether you have been reimbursed for any of these recoverable rail line costs. If so, tell us the amounts which have been reimbursed. For any amounts not reimbursed, tell us when you expect to be reimbursed.

Revenue Recognition, page F-12

7. On page F-23 you disclose that you have executed a lease contract for 100 rail cars for a ten-year period for $68,700 per month for the Shenandoah facility. You use these rail cars to ship dried distiller grains to customers. For the dried distiller grains for which you are responsible for shipping to customers, please expand your disclosure to address at which point you record revenues. Please address how you determined the criteria included in the first sentence of your revenue recognition policy have been satisfied at this time.

8. Please expand your revenue recognition policy to address how you recognize revenue related to grain merchandising and storage.

Note 9. Earnings Per Share, page F-21

9. For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were antidilutive.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief